

Securities and Exchange Commission
RECEIVED

FEB 2 4 2010

Branch of Registrations
and Examinations

SECUR **10027267** ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/09____ AND ENDING____12/31/09____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Portfolio Trading, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

795 Ridgelake Blvd., Suite 106
                                         (No. and Street)

Memphis,   TN   38120
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas L. Wallace   901.762.0080
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds, Bone & Griesbeck PLC
                    (Name – if individual, state last, first, middle name)

5100 Wheelis Drive, Suite 300   Memphis, TN   38117
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Thomas L. Wallace__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Portfolio Trading, L.L.C.__ , as of __December 31__ , 20 __09__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____


Signature

Managing Member
Title


__Diane Moore 2-M-10__
Notary Public

[Notary seal: DIANE MOORE · STATE OF TENNESSEE · NOTARY PUBLIC · SHELBY COUNTY]

MY COMMISSION EXPIRES
February 01, 2012

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Portfolio Trading, L.L.C.
December 31, 2009

REYNOLDS BONE & GRIESBECK PLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Portfolio Trading, L.L.C.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Portfolio Trading, L.L.C., a Tennessee limited liability company, as of December 31, 2009, and the related statements of income (loss), changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Trading, L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds, Bone & Griesbeck PLC

February 16, 2010

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
www.rbgcpa.com

STATEMENT OF FINANCIAL CONDITION

Portfolio Trading, L.L.C.
December 31, 2009

ASSETS

Cash	$	6,596
Deposit with clearing broker		100,000
Receivables		2,033
Prepaid expenses		1,206
	$	109,835

LIABILITIES - accrued expenses	$	23,074
MEMBER'S EQUITY		86,761
	$	109,835

STATEMENT OF INCOME (LOSS)

Portfolio Trading, L.L.C.
Year Ended December 31, 2009

Revenues		
Commissions on securities transactions	$	120,044
Other income		12,070
Interest income		86
		132,200
Expenses		
Management fees		114,622
Clearing fees		14,438
Professional fees		13,003
Regulatory fees		6,127
Insurance		1,665
Postage		357
Miscellaneous		535
		150,747
Net income (loss)	$	(18,547)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Portfolio Trading, L.L.C.
Year Ended December 31, 2009

Balance at January 1, 2009	$	105,308
Net income (loss)		(18,547)
Balance at December 31, 2009	$	86,761

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Portfolio Trading, L.L.C.
Year Ended December 31, 2009

Subordinated liabilities at January 1, 2009	$	-
No activity during year		-
Subordinated liabilities at December 31, 2009	$	-

STATEMENT OF CASH FLOWS

Portfolio Trading, L.L.C.
Year Ended December 31, 2009

Cash flows from operating activities		
Net income (loss)	$	(18,547)
Changes in operating assets and liabilities		
Receivables		9,779
Prepaid expenses		11
Accrued expenses		14,550
Net cash provided by operating activities		5,793
Cash at beginning of year		803
Cash at end of year	$	6,596

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Portfolio Trading, L.L.C.
December 31, 2009

---

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Portfolio Trading, L.L.C. (the Company), a Tennessee limited liability company, is engaged in the business of general securities brokerage, including sale of variable life insurance and annuities.

The Company offers accounts on a fully disclosed basis through a contractual agreement with a clearing broker. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission (SEC) rule 15c3-3(k)(2)(ii). Substantially all of the Company's clients are also clients of a registered investment advisor, affiliated through mutual ownership.

Limited Liability Company/Income Taxes

The financial statements include only those assets, liabilities and results of operations that relate to the business of Portfolio Trading, L.L.C. The financial statements do not include any assets, liabilities, revenues or expenses attributable to the member's individual activities. As a limited liability company, the member's liability is limited to the amount reflected in his member account.

As a single-member limited liability company, the Company is not subject to federal income tax. The member reports the net income of the Company on his personal income tax return.

In accordance with U.S. generally accepted accounting principles (GAAP), the Company has adopted the provisions relating to accounting for uncertainty in income taxes as of January 1, 2009. Prior to the implementation of the provisions, the Company accounted for uncertain tax positions as a contingency in accordance with GAAP. No amounts have been recognized or disclosed as a result of this implementation. The Company records interest expense and penalties related to uncertain tax positions as interest expense and other operating expense, respectively. Income tax returns for 2006 and subsequent years are subject to examination by taxing authorities.

Securities Transactions

Securities transactions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Continued 7

NOTES TO FINANCIAL STATEMENTS

Portfolio Trading, L.L.C.
December 31, 2009

Subsequent Events

Management has reviewed events occurring through February 16, 2010, the date the financial statements were available to be issued (see Note 5).

2.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2009, the Company had net capital of $73,522 which was $68,522 in excess of its minimum net capital required of $5,000.

3.   RELATED PARTY TRANSACTIONS

The Company received consulting fees of $12,000 from an affiliate company.

Management fees totaling $114,622 were paid to entities affiliated through mutual ownership. These fees were paid under a month-to-month management agreement and covered expenses related to the Company's operations including rent, utilities, salaries, equipment and other general and administrative expenses.

4.   CONCENTRATION

A significant portion of the Company's revenues is derived from one client and related interests.

5.   SUBSEQUENT EVENTS

The Company intends to cease operations as an introducing broker-dealer in 2010. All client accounts have been closed or been moved to a related entity.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SCHEDULE I

Portfolio Trading, L.L.C.
December 31, 2009

NET CAPITAL

Total member's equity	$	86,761
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		86,761
Deductions and/or charges for nonallowable assets:		
Nonallowable assets		3,239
Fidelity bond deductible		10,000
		13,239
Net capital	$	73,522

AGGREGATE INDEBTEDNESS

Liabilities from statement of financial condition	$	23,074
Total aggregate indebtedness	$	23,074

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	68,522
Excess net capital at 1000%	$	71,215
Percentage of aggregate indebtedness to net capital		31%

No material difference exists between the above computation of net capital under Rule 15c3-1 and that filed with the Company's unaudited December 31, 2009 FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS-DEALERS UNDER RULE 15c3-3
SCHEDULE II

Portfolio Trading, L.L.C.
December 31, 2009

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3
SCHEDULE III

Portfolio Trading, L.L.C.
December 31, 2009

The Company is exempt from provisions of SEC rule 15c3-3 as an introducing broker or dealer clearing all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. This exemption is in accordance with provisions of SEC rule 15c3-3(k)(2)(ii).

REYNOLDS BONE & GRIESBECK PLC

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member
Portfolio Trading, L.L.C.
Memphis, Tennessee

In planning and performing our audit of the financial statements of Portfolio Trading, L.L.C. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Clark Centre
5100 Wheelis Drive, Suite 300
Memphis, Tennessee 38117-4558
Fax 901-683-5482
Telephone 901-682-2431
www.rbgcpa.com

12

REYNOLDS
BONE &
GRIESBECK PLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reynolds, Bone & Griesbeck, PLC

February 16, 2010

PORTFOLIO TRADING, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009